

October 10, 2014

<u>Via E-mail</u>
Martin L. Jimmerson, Jr.
Senior Vice President and Chief Financial Officer
RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, TX 77077-4760

   Re: **RigNet, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed March 7, 2014
      File No. 1-35003

Dear Mr. Jimmerson:

   We refer you to our comment letter dated September 26, 2014 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Cecilia Blye

                 Cecilia Blye, Chief
                 Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director
    Division of Corporation Finance